Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of the Board of Directors of Gartner, Inc.:

     We consent to the incorporation by reference in the Registration Statement (No. 333-104753) on Form S-8 of Gartner, Inc. of our report dated June 1, 2005, relating to the statements of net assets available for plan benefits as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the years then ended and related schedules, which report appears in the December 31, 2004 Gartner, Inc. Savings and Investment Plan and the related supplemental schedule as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of Gartner, Inc. Savings and Investment Plan.

/s/ KPMG LLP

Stamford, Connecticut
June 23, 2005